Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Ballard Power Systems Inc. (“Ballard” or the “Company”)

9000 Glenlyon Parkway

Burnaby, British Columbia

V5J 5J8

Item 2.	Date of Material Change

June 16, 2025.

Item 3.	News Release

On June 16, 2025, a news release in respect of the material change described herein was disseminated by a newswire company in Canada and subsequently filed on the Company’s profile on SEDAR+.

Item 4.	Summary of Material Change

On June 16, 2025, the Company announced that Randy MacEwen will step down as President and Chief Executive Officer, with Marty Neese assuming the position effective July 7, 2025.

Item 5.1	Full Description of Material Change

On June 16, 2025, the Company announced that Randy MacEwen will step down as President and Chief Executive Officer, with Marty Neese assuming the position effective July 7, 2025.

The Board of Directors has appointed Marty Neese as President & CEO following a succession planning process. A seasoned executive with a deep background in operations, Mr. Neese has extensive experience in product standardization, product cost reduction, volume production, and gross margin optimization. Mr. Neese has served on Ballard’s Board of Directors over the past 10 years, and as the CEO of Verdagy, an innovative electrolysis and green hydrogen company, over the past four years. Earlier in his career, he served as the chief operating officer of SunPower and Flex. With his background and experience, Mr. Neese is uniquely qualified to drive the company’s next phase of growth and operational efficiency.

The leadership transition has been carefully planned to ensure a seamless and orderly handover. Mr. MacEwen will continue to serve as the CEO until Marty’s start date and then will remain available in an advisory capacity through September 30, 2025.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

For further information please contact:

Kerry Hillier, Corporate Secretary

Telephone: +1 (604) 454-0900

kerry.hillier@ballard.com

Item 9.	Date of Report

June 16, 2025.